Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

 Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

             email lwb@burninglaw.com

October 8, 2008

VIA EDGAR AND

FACSIMILE

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Larry Spirgel

Re:

MCT Holding Corporation, a Nevada corporation (the “Company”)

Registration Statement on Form 10

Form 10 A-1 filing in response to Securities and Exchange Commission (the “Commission”) comment letter dated September 24, 2008.

Commission File No. 000-53390

Ladies and Gentlemen:

This letter is in response to your comment letter dated September 24, 2008, regarding the above referenced filings.

General

Question No. 1.  Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

Response No. 1.  The Company acknowledges this comment.

Voluntary Filing of Registration Statement, Page 3.

Question No. 2.  We note your statement that “[t]he information required to be filed by us with the Securities and Exchange Commission as a reporting issuer may also provide us with some credibility.”  Please clarify that the company will be responsible for meeting its reporting and

October 8, 2008

disclosure obligations and that the Commission does not determine whether the information you file is truthful or complete.

Response No. 2.  The Company has acknowledged that it is responsible for meeting its reporting and disclosure obligations and that the SEC does not determine whether the information it files is truthful or complete.  Please see the heading “Voluntary Filing of a Registration Statement,” on Page 3.

Effect of Existing or Probable Government Regulations… page 5.

Question No. 3.  As you own one tanning salon, and that salon is located in Utah, describe any Utah state regulations that apply to your tanning business.

Response No. 3.  I personally confirmed on September 25, 2008, by conversations with a representative of the Utah Department of Commerce that the State of Utah has no regulations regarding the tanning industry.  Furthermore, I had previously confirmed that the only local regulation that applies to the Company’s business is the requirement of Sandy City to obtain a business license, which the Company has done.  Please see the heading “Effect of Existing or Probable Government Regulations on our Business,” on Page 5.

Sarbanes-Oxley Act, page 6.

Question No. 4.  To the extent known or estimated, please revise to indicate the costs to the company of compliance with the Sarbanes-Oxley Act.

Response No. 4.  While the exact cost is not known, management estimates that the cost to develop, document and implement the internal control and disclosure procedures required under the Sarbanes/Oxley Act would be in the range of $4,000 to $8,000.  Please see the heading “Sarbanes/Oxley Act,” on Page 6.

Item 1A. Risk Factors, page 7.

Question No. 5.  We note your statement that your risk factors are “not all inclusive.”  Please confirm that your discussion includes all known material risks.

Response No. 5.  We have revised this statement to reiterate that our discussion of risk factors does list all known risk factors.  Please see the heading “Item 1A Risk Factors,” on Page 7.

Question No. 6.  Please revise to include risk factor disclosure, if material, relating to Mr. Merrell’s control of the majority of your common stock.

Response No. 6.  We have added an additional risk factor indicating that David C. Merrell, our principal stockholder, President and a director owns 120,000 shares, or approximately 56% of our outstanding voting securities, and that Mr. Merrell can therefore elect all of our Company’s directors, who in turn elect all the officers.  Please see the heading “Current management has absolute control of

October 8, 2008

our Company, and stockholders will not be able to elect any of our directors who I turn elect all of our officers,” on Page 10.

Our short-term debt could adversely affect our financial condition and our ability to continue our present business operations. page 7.

Question No. 7.  Please revise to describe more specifically the adverse effect upon your business operations resulting from your short-term debt.

Response No. 7.  The Company has updated this risk factor to indicate that short-term debts need to be re-paid in the near term using working capital resources.  Any increases in cash flows from operations would initially be used to repay the short-term debt, thus reducing the available working capital resources.  Short-term debt is less preferable than longer-term debt or equity funding. Please see the heading “Our short-term debt could adversely affect our financial condition and our ability to continue our present business operations,” on Page 7.

If we do not respond effectively to technological change, our products and services could become obsolete and our business may fail. page 8

Question No. 8.  It appears that you intended to include a risk factor under this heading.  Please revise to do so, or, to the extent you do not deem the risk material, please revise to omit the heading.

Response No. 8.  Presently, the Company’s tanning beds are relatively state of the art; the Company considers this an integral part of its draw.  The Company will need to update and replace its tanning beds over time and on a regular basis in order to continually respond to technological advancements and updates which are required to continue to attract an interested customer base.  If the Company is unable to do so, its revenues may suffer and a lack of funding could cause the Company’s business to fail.  Please see the heading “If we do not respond effectively to technological change, our products and services could become obsolete and our business may fail,” on Page 8.

Risk Related to Our Common Stock. page 8.

Questions No. 9.  We note your disclosure that you intend to become quoted on the OTC Bulleting Board “before any selection of a business opportunity or prior to the consideration of any merger or acquisition transaction…”  Please disclose whether the company, including through its controlling officer/director/shareholder, has any intention to engage in a reverse merger or similar transaction with another party now or in the foreseeable future.  If so, substantially revise the description of your business to disclose that this is your actual business plan.

Response No. 9.  The Company does not have any present intention to engage in a reverse merger or similar transaction with another party now or in the foreseeable future.  This statement was included by me as a result of using a standard form in our directory of forms.  Please see the heading “Risks Related to Our Common Stock,” on Page 8.

October 8, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 11.

Question No. 10.  Please revise your discussion of results of operations to include more fulsome disclosure concerning the underlying reasons for the changes in results that you discuss.  For example, discuss why revenues have declined and general and administrative expenses have increased over each comparable period.  Also discuss known trends or uncertainties, such a whether the decrease in revenues is a trend you expect to continue and, if so, why.  Discuss the impact and costs of becoming a reporting company.

Response No. 10.  The Company has indicated that although its 2007 revenues have declined a small amount ($3,730) as compared to 2006, the amounts are comparable and expected to remain constant; and that the increase in general and administrative expense was primarily related to an increase in legal and accounting expenses during 2007 as compared to 2006 (about $40,000) related to the preparation of Securities and Exchange Commission filings and related accounting and auditing expenses.  Please see the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Six Months Ended June 30, 2008 compared to the Six Months ended June 30, 2007,” on Page 11.

For the Six Months Ended June 30, 2008, compared to Six Months Ended June 30, 2007

Critical Accounting Policies. Page 12.

Question No. 11.  We note that the goodwill was material to your balance sheet as of December 31, 2007.  In light of the factors that you cited that raise substantial doubt about the ability of the company to continue as a going concern, tell us your underlying assumptions as to why the carrying amount of goodwill is recoverable.  In addition, tell us if you conducted an impairment test of goodwill during the fiscal year and what your conclusion was.

Response No. 11.  The Company did perform an impairment test related to its goodwill in accordance with SFAS 142 and concluded that the fair value of the reporting unit containing the goodwill did exceed the carrying value of the same reporting unit.  No impairment of goodwill was required.  With regards to the Company’s ability to continue as a going concern, the primary factor is the excess of current liabilities over current assets.  While this factor relates to going concern questions, the Company’s continuing revenues have helped maintain the value of the operating unit and the recoverability of the goodwill.  Please see the heading “Critical Accounting Policies,” on Page 12.

Item 5.  Directors, Executive Officers, Promoters and Control Persons, Page 14

Business Experience, page 14.

Question No. 12.  We note that Mr. Merrell is the owner of DCM Finance and is the President and director of E.R.C. Energy Recovery Corporation.  Disclose the amount of time that Mr. Merrell will devote to the company’s business in light of his other positions and responsibilities.  In addition,

October 8, 2008

include Mr. Merrell’s positions at E.R.C. Energy Recovery Corporation in his biography and disclose the nature of that company’s business.

Response No. 12.  Mr. Merrell currently devotes approximately 5 hours per week towards the Company’s business activities.  The Company has included Mr. Merrell’s positions with E.R.C. Energy Recovery Corporation and the nature of E.R.C. Energy Recovery Corporation’s business within Mr. Merrell’s biography.  Please see the heading “Business Experience,” on Page 14.

Summary Compensation Table, page 15.

Question No. 13.  Please revise to indicate the year or period for which you are providing disclosure under Item 402 of Regulation S-K.

Response No. 13.  The Company has revised the Summary Compensation Table to indicate that it is providing disclosure with respect to the quarterly period ended June 30, 2008 and for the fiscal years ended December 31, 2007 and 2006.  Please see the Summary Compensation Table, located on Page 15 of the Form 10 A-1.

Balance Sheets, page 25.

Question No. 14.  Tell us how the goodwill balance originated.  In this regard, you disclosed on page 29 that the 2004 merger between you and Two Suns was accounted for as a recapitalization.  In a recapitalization, no goodwill or other intangible should be recorded since the acquiree for accounting purposes is essentially a shell.  Please revise or advise.

Response No. 14.  In 2002, Two Suns LLC purchased the bulk assets of Malibu Tanning Club for $150,000.  The purchase price was allocated over the fair market value of the assets and the remaining approximate $53,000 was recorded as goodwill.  The recapitalization with MCT Holdings took place subsequently in 2004 and no goodwill or other intangible assets were recorded as a result of the recapitalization.

Notes to Unaudited Condensed Financial Statements, page 40.

Note 3- Related Party Transactions, page 41.

Question No. 15.  We note your disclosure herein that the company did not pay any compensation to its officers and directors during the periods ended June 30, 2008 and 2007.  Tell us if the financial statements reflect any accrued amounts for compensation earned by your officers and directors as of the balance sheet date and what those amounts were.

October 8, 2008

Response No. 15.  The financial statements do not reflect any accrued amounts for compensation earned by our officers and directors as of the balance sheet date.

Yours very sincerely,

/s/Bradley C. Burningham

Bradley C. Burningham

cc:

Paul Fischer, Staff Attorney

Division of Corporate Finance

Via Facsimile No. 202-772-9205